Prospectus Supplement No. 4	Filed Pursuant to Rule 424(b)(3)
(To Prospectus dated May 4, 2023)	Registration No. 333-266435

FaZe Holdings Inc.

Up to 5,923,333 Shares of Common Stock (for issuance)

Up to 46,980,651 Shares of Common Stock (for resale)

Up to 173,333 Warrants to Purchase Shares of Common Stock (for resale)

This prospectus supplement relates to the prospectus, dated May 4, 2023 (as amended and supplemented, the “Prospectus”), related to the issuance by us of up to 5,923,333 shares of common stock, par value $0.0001 (“Common Stock”), of FaZe Holdings Inc., a Delaware corporation ( “FaZe”), consisting of (i) shares of Common Stock issuable upon the exercise of the Private Placement Warrants (as defined in the Prospectus) that were issued upon the separation of the Private Placement Units (as defined in the Prospectus) that were issued in a private placement simultaneous with the IPO (as defined in the Prospectus) and (ii) shares of Common Stock issuable upon the exercise of the Public Warrants (as defined in the Prospectus) that were issued to stockholders as part of the units issued in the IPO. The Prospectus also relates to the resale by certain Selling Holders (as defined in the Prospectus) of: (1) up to 46,980,651 shares of Common Stock, consisting of (i) 24,886,691 shares of Common Stock issued to pre-Business Combination (as defined in the Prospectus) securityholders of Legacy FaZe (as defined in the Prospectus) in connection with the Business Combination, (ii) 520,000 shares of Common Stock issued upon the separation of the Private Placement Units that were issued in a private placement simultaneous with the IPO, (iii) 8,571,060 shares of Common Stock issued in the PIPE Investment (as defined in the Prospectus), (iv) 4,312,500 shares of Common Stock converted from the Founder Shares (as defined in the Prospectus), (v) 8,517,067 shares of Common Stock issuable upon the exercise of those Legacy FaZe Options (as defined in the Prospectus) that converted into FaZe stock options in connection with the Business Combination and (vi) 173,333 shares of Common Stock that may be issued upon exercise of the 173,333 Private Placement Warrants; and (2) up to 173,333 Private Placement Warrants.

This prospectus supplement is being filed to update and supplement the information contained in the Prospectus with the information from our Current Report on Form 8-K, which was filed with the Securities and Exchange Commission (the “SEC”) on May 19, 2023 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Common Stock and Warrants are traded on the Nasdaq Capital Market (“Nasdaq”) under the symbols “FAZE” and “FAZEW,” respectively. On May 18, 2023, the closing price of our Common Stock on Nasdaq was $0.60 per share and the closing price of our Warrants on Nasdaq was $0.02 per Warrant.

Investing in our securities involves risks. See “Risk Factors” beginning on page 7 of the Prospectus and in any applicable prospectus supplement.

Neither the SEC nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 19, 2023.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): May 19, 2023

FAZE HOLDINGS INC.

(Exact name of registrant as specified in its charter)

Delaware	001-40083	84-2081659
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

720 N. Cahuenga Blvd. Los Angeles, CA	90038
(Address of principal executive offices)	(Zip Code)

(818) 688-6373

(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Securities Exchange Act of 1934:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.0001 per share	FAZE	The Nasdaq Stock Market
Warrants, each whole warrant exercisable for one share of common stock	FAZEW	The Nasdaq Stock Market

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 2.05 Costs Associated with Exit or Disposal Activities

On May 19, 2023, FaZe Holdings Inc. (the “Company”) announced a plan to restructure and reduce the Company’s workforce as a part of its strategy to lower its cost base, streamline its operations, and prioritize investments against high-value opportunities in light of the current macroeconomic and industry-specific challenges that continue to impact the Company. In connection with these actions, the Company expects to reduce its headcount by approximately 46 positions, which represents approximately 40% of the total workforce.

The Company estimates the expenses associated with the headcount reductions will result in annualized savings of approximately $6 million. The Company expects to incur aggregate charges of approximately $1.1 million, consisting primarily of employee severance and benefit costs associated with the restructuring. The Company expects that most of these charges will be cash expenditures and that it will recognize the majority of these charges in the second quarter of fiscal 2023. The estimated charges that the Company expects to incur are subject to a number of assumptions, and actual results may differ materially from these estimates. The Company may also incur additional costs not currently contemplated due to unanticipated events that may occur as a result of, or that are associated with, its workforce reduction.

Item 7.01 Regulation FD Disclosure

A copy of an e-mail sent from Lee Trink, the Company’s CEO, to the Company’s employees regarding these actions is attached to this Current Report on Form 8-K as Exhibit 99.1 and incorporated herein by reference.

The information contained herein and in the accompanying exhibits shall not be incorporated by reference into any filing of the Company, whether made before or after the date hereof, regardless of any general incorporation language in such filing, unless expressly incorporated by specific reference in such filing. Such information shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended, or otherwise subject to the liabilities of that section or Sections 11 and 12(a)(2) of the Securities Act of 1933, as amended.

Forward Looking Statements

This Current Report on Form 8-K contains forward-looking statements including, but not limited to, statements related to the expected benefits of and timing of the Company’s workforce restructuring plans, which are any predictions, projections or other statements about future events based on current expectations and assumptions that are subject to risks and uncertainties, which are described in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no duty to update any forward-looking statement to conform the statement to actual results or changes in the company’s expectations.

Item 9.01 Financial Statements and Exhibits

(d) Exhibits

Exhibit No.	Description
99.1	Email announcement to employees, dated May 19, 2023.
104	Cover Page Interactive Data File (the cover page XBRL tags are embedded within the iXBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

FAZE HOLDINGS INC.

Date: May 19, 2023	By:	/s/ Lee Trink
		Name:	Lee Trink
		Title:	Chief Executive Officer

2

Exhibit 99.1

Subject: Company Memo

Team,

I know you are all acutely aware of the magnitude of changes happening both in the world around us and also here at FaZe in recent months. During these hard times, we must be agile to deliver on our near-term commitments, while positioning ourselves for long-term success. This means a heavy focus on our costs and redefining our structure to set us up to not only survive in this increasingly challenging macroeconomy, but prepare for the best possible future.

Starting today, we will be making changes that will reduce the size of our team by approximately 40%. If you receive a calendar invite from HR today, that does in fact mean you are affected by this reduction. I ask our entire team to extend compassion and support for our teammates, and to unite in support of one another.

This is a difficult day and I want to express my deep gratitude to each and every one of you for all of your hard work and dedication to the success of FaZe Clan.

This does not mean that we are abandoning the aspirations we have for FaZe – we are simply setting some of our larger goals aside so we can put our heads down and focus on what’s directly in front of us. We all know that after bad markets come good markets. I look forward to revisiting our long-term goals when the economy is stronger.

In my many years at FaZe, I’ve known one thing to always be true about the heart of this brand: we are fighters and survivors. And these difficult times - and the impact they have across our company, talent, founders and staff - are no different. I am confident we will fight through and we will get to the other side.

As we move forward, I'm asking our department heads to please bring your teams together as notifications are completed. Additionally, be on the lookout for a message from me about our plans to host an all hands meeting Monday. In the meantime, please take care of yourselves, and each other.

Warm regards,

Lee